SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                          (Amendment No.  10 )

                    MS Eastern Europe Fund Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    616988101
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [x ].


----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 616988101                   13G                    Page 2  of 8 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

          Morgan Stanley Dean Witter & Co.
          IRS  #  39-314-5972



--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          The state of organization is Delaware.


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             49,786
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       289,554
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          289,554

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.5667%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

          IA, CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 616988101                13G                    Page 3  of  8  Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

          Morgan Stanley & Co. International Limited

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3.  SEC USE ONLY



--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Organized under the Laws of England.


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       197,362
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          197,362
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

          BD, CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 616988101                   13G                   Page 4  of  8 Pages



Item 1.     (a)   Name of Issuer:
                  MS EASTERN EUROPE FUND INC.
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  1221 Avenue of the Americas
                  New York, New York 10020
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                           (a) Morgan Stanley Dean Witter & Co.
                           (b) Morgan Stanley & Co. International Limited
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                           (a) 1585 Broadway
                               New  York, New  York  10036

                           (b) 25 Cabot Square
                               Canary Wharf
                               London E14 4QA
                               England
                  --------------------------------------------------------------
            (c)   Citizenship:
                           Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

                               -------------------------------------------------
            (d)   Title of Class of Securities:
                           Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                           616988101
                               -------------------------------------------------

Item 3.     (a)     Morgan Stanley Dean Witter & Co. is a parent holding
                    company.

            (b) Morgan Stanley & Co. International Limited is (a) a Broker-Dealer doing business under the laws of the United Kingdom. Morgan Stanley & Co. International Ltd. is filing this statement pursuant to Rules 13d-1(b) and 13d-2(b), relying on such rules and using Schedule 13G in accordance with no-action assurances from the Division of Corporate Finance, Office of Tender Offers.



CUSIP No. 616988101                  13-G                   Page 5  of  8 Pages



Item 4.     Ownership.

               Incorporated by reference to Items (5) - (9) and (11) of the cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

            Inapplicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Accounts managed on a discretionary basis by Morgan Stanley & Co. International Limited, a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.


Item 8.     Identification and Classification of Members of the Group.


Item 9.     Notice of Dissolution of Group.


Item 10.    Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


CUSIP No. 616988101                  13-G                   Page 6  of  8Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       October 10, 2001


Signature:  /s/ Dennine Bullard
            -----------------------------------------------------------------

Name/Title  Dennine Bullard / Vice President Morgan Stanley & Co. Incorporated
            -----------------------------------------------------------------
            MORGAN STANLEY DEAN WITTER & CO.

Date:       October 10, 2001


Signature : /s/ Dennine Bullard
            --------------------------------------------------------------------

Name/Title  Dennine Bullard / Vice President Morgan Stanley & Co. Incorporated
            --------------------------------------------------------------------
            Morgan Stanley & Co. International Limited


                       INDEX TO EXHIBITS                           PAGE
                       -----------------                           ----

EXHIBIT 1       Agreement to Make a Joint Filing                      7

EXHIBIT 2       Secretary's Certificate Authorizing Dennine Bullard    8
                to Sign on behalf of Morgan Stanley Dean Witter & Co.


EXHIBIT 3       Secretary's Certificate Authorizing Dennine Bullard    9
                to Sign on behalf of Morgan Stanley & Co.
                International Limited.


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                              EX-9.2
                              JOINT FILING AGREEMENT


 CUSIP No. 616988101                  13-G                   Page 7  of  8Pages


                            EXHIBIT 1 TO SCHEDULE 13G
               ---------------------------------------------------


                                  OCTOBER 10, 2001
               ---------------------------------------------------


                    MORGAN  STANLEY  DEAN WITTER & CO. and Morgan Stanley & Co.

                    International Limited hereby agree that, unless

                    differentiated, this Schedule 13G is filed on behalf of each of the parties.


            MORGAN STANLEY DEAN WITTER & CO.

            BY: /s/ Dennine Bullard
            --------------------------------------------------------------------
            Dennine Bullard / Vice President Morgan Stanley & Co. Incorporated

            MORGAN STANLEY & CO. INTERNATIONAL LIMITED

            BY: /s/ Dennine Bullard
            --------------------------------------------------------------------
            Dennine Bullard / Morgan Stanley & Co. Incorporated

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                              EX-99.1
                              SECRETARY'S CERTIFICATE




                                                             Page 8  of 8 Pages
                                  EXHIBIT 1                   ------------------

                 MORGAN STANLEY, DEAN WITTER, DISCOVER & CO.

                           SECRETARY'S CERTIFICATE




        I, Charlene R. Herzer, a duly elected and Assistant Secretary of Morgan Stanley Dean Witter & Co., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certify that Stuart J.M. Breslow, Robert G. Koppenol and Dennine Bullard are authorized to sign reports to be filed under Sections 13 and 16 of the Securities Exchange Act of 1934 (the "Act") pursuant to the following:
             (1) On May 31, 1997, the Board of Directors of the Corporation granted authority to Stuart J.M.
                      Breslow and Robert G. Koppenol to sign reports to be filed under Sections 13 and 16 of the Act on behalf of the Corporation.

             (2) On February 23, 2000, Donald G. Kempf, Jr., the Executive Vice President, Chief Legal Officer and Secretary of the Corporation, delegated authority to Dennine Bullard to sign reports to be filed under Sections 13 and 16 of the Act on behalf of the Corporation. Pursuant to Section
                      7.01 of the Bylaws of the Corporation and resolutions approved by the Board of Directors of the Corporation on September 25, 1998, the Chief Legal Officer is authorized to enter into agreements and other instruments on behalf of the Corporation and may delegate such powers to others under his jurisdiction.

          IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 1st day of March, 2000.

                                                ______________________________
                                                Charlene R. Herzer
                                                Assistant Secretary